BlackRock Funds

Bellevue Park Corporate Center

100 Bellevue Parkway

Wilmington, DE 19809

April 25, 2005

Via EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Attention: Laura Hatch

Re:	BlackRock Funds Form N-14/A (File No. 333-119453)

Ladies and Gentlemen:

BlackRock Funds, an open-end investment company (the “Registrant”), on behalf of its series BlackRock Aurora Portfolio, pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Act”), hereby requests withdrawal of the post-effective amendment No. 1 to the registration statement on Form N-14/A (File No. 333-119453), together with all exhibits thereto, filed by the Registrant on April 21, 2005 (the “Post-Effective Amendment”). The Registrant is requesting withdrawal of the Post-Effective Amendment in order to file such submission pursuant to Rule 485(b) under the Act. Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this application, please do not hesitate to contact Guy Chayoun of Skadden, Arps, Slate, Meagher & Flom LLP at (617) 573-4864.

Thank you for your courtesy and cooperation in this matter.

Sincerely,

BlackRock Funds

By:	/s/ Brian Kindelan
Name:	Brian Kindelan
Title:	Secretary